November 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Hansen Medical, Inc.
Form S-1 Registration Statement
Registration File No. 333-136685
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 2:00 p.m. Eastern Time on Wednesday, November 15, 2006 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Hansen Medical, Inc.

By:	/s/ Gary C. Restani Gary C. Restani
President and Chief Operating Officer

cc:	Frederic H. Moll, M.D., Hansen Medical, Inc.
Steven M. Van Dick, Hansen Medical, Inc.
Charles Newton, Morgan Stanley & Co. Incorporated
Philippe McAuliffe, JP Morgan Securities Inc.
Laura A. Berezin, Esq., Cooley Godward Kronish llp
Glen Y. Sato, Esq., Cooley Godward Kronish llp
Charles K. Ruck, Esq., Latham & Watkins LLP
B. Shayne Kennedy, Esq., Latham & Watkins LLP